

October 26, 2012

Via E-mail
George Blankenbaker
President, Secretary and Treasurer
Stevia Corp.
7117 US 31S
Indianapolis, IN 46227

> **Re: Stevia Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 19, 2012**
> **File No. 333-179745**

Dear Mr. Blankenbaker:

We have reviewed your responses to the comments in our letter dated October 5, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

Overview, page 1

1. We note your revised disclosure in the first paragraph on page 1 that you acquired the rights to purchase certain "commercially desirable" strains of stevia leaf growing in Vietnam. Please revise to clarify what you mean by "commercially desirable" and state that is your belief that such strains are commercially desirable.

2. Please revise to clarify here what you mean by "[w]e began commercial application of [our] formulated products in August 2012."   In addition, please revise to clarify what you mean by your disclosure that you "intend to scale this business by leveraging on Tech-New-Bio-Technology."

3. Please revise to briefly describe here the services and products that you provide to Tech-New Bio-Technology and whether Tech-New Bio-Technology intends to utilize such services and products for all of the farms described in the sixth paragraph of this section. In addition, please revise to clarify, if true, that there is no guarantee that your joint venture with Tech-New Bio-Technology will increase the visibility of your services and products.

4. We note your disclosure on page 1 that "[a]ll of the ingredients in the products are natural compounds and are approved by the major developed countries if [you] choose to expand

to other markets in the future." Please revise to clarify what you mean by "major developed countries" by including a cross-reference to the table on page 32, which identifies the countries that have approved the use of stevia as a food additive.

Our Business, page 2

5. We note your response to our prior comment 8 that your "burn rate is approximately $95,000 per month." Please revise to disclose how long your present capital will last at that rate.

6. We note your response to our prior comment 12 and reissue in part. Please revise to disclose that you have hired Growers Synergy to provide farm management operations and back-office and regional logistical support for two years. In addition, please briefly describe Mr. Blankenbaker's ownership and management of Growers Synergy.

7. We note your response to our prior comment 14 and reissue in part. Please revise to explain in an appropriate section of your prospectus any regulations that may limit your ability to convert revenue earned through your Chinese operations into foreign currency or tell us why this is not necessary.

The Offering, page 4

Equity Purchase Agreement, page 4

8. Please revise to disclose in one of the opening paragraphs of this section that it is likely that the number of shares offered in this registration statement is insufficient to allow you to receive the full amount of proceeds under the equity purchase agreement with Southridge. Similarly, please revise to move your disclosure in the eighth paragraph of this section that it is unlikely that you currently have a sufficient number of authorized shares to sell $20,000,000 of put shares to Southridge pursuant to the equity purchase agreement to one of the opening paragraphs of this section.

9. We note your disclosure on page 4 that any provision of the Equity Purchase Agreement may be waived by an instrument in writing. Please be advised that in order to register the equity line transaction as an indirect primary offering, the pricing mechanism must be fixed such that neither you nor Southridge can change the floor. Please tell us the basis for determining that this transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i) given that the pricing mechanism may be waived. Similarly, it appears that it may be possible for Southridge to waive the 9.9% cap thereby potentially allowing Southridge to become an affiliate. Please tell us the basis for determining that this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) given that the cap may be waived.

<u>Risk Factors, page 7</u>

<u>If our services do not gain acceptance among stevia growers, we may not be able, page 9</u>

10. We note your response to our prior comment 24 and reissue. Please revise to disclose the amount of capital you have been spending to develop an intellectual property portfolio.

<u>Plan of Distribution, page 17</u>

11. We note your response to our prior comment 26 on page 19 that Southridge's obligations under the Equity Purchase Agreement may not be assigned "without [your] written consent." Please confirm your understanding that if Southridge transfers its interest prior to exercise under the equity line arrangement, this resale registration statement does not cover sales by such transferees.

<u>Information with Respect to the Registrant, page 20</u>

12. We note your response to our prior comment 32 and reissue. Please revise this section to provide a plan of operation that includes a discussion of the real costs and timelines you face in reaching your goals of expanding your operations to provide farm management services and products in China, Vietnam and Indonesia. For example, please disclose the timelines and costs associated with your plans to conduct testing in the aquaculture and agriculture operations of Tech-New Bio-Technology, obtain approval of your product formulations in Vietnam and Indonesia, develop protocols for farming, develop intellectual property, expand the size of your trial harvests in Vietnam and Indonesia, build your inventory of elite strains of stevia, register your products so that they can be sold in different countries, and hire a full time staff.

<u>Background, page 20</u>

13. We note your disclosure on page 21 regarding Stevia Asia's agreement to contribute $200,000 per month to a total of $2,000,000 to Stevia Technew Limited subject to "performance of the Joint Venture" and "Stevia Asia's financial capabilities." Please revise to clarify what you mean by "performance of the Joint Venture." In addition, please describe in greater detail what you mean by "Stevia Asia's financial capabilities." In this regard, we note your obligation to provide Stevia Asia with the funds to contribute to Stevia Technew Limited and your disclosure on page 2 that your current monthly burn rate is $95,000.

The Industry and Our Opportunity, page 21

Stevia as a Commercial Product, page 22

14. We note your response to our prior comment 43 and reissue in part. We note your disclosure regarding testing of products formulated with stevia in the second paragraph of this section on page 22. Please revise to provide information regarding the size of such tests and whether you are using a third party to conduct such tests, and, with a view towards revised disclosure, please tell us the results of such tests or, if they have not yet been completed, when you expect to obtain the results.

15. Your disclosure on pages 22 and 25 regarding the commercial market price for each ton of dry stevia leaves appears to contradict your disclosure on page 24 that "the value of the stevia leaf fluctuates based on supply and the demand and the quality of the leaf" and your disclosure that "wide seasonal variances on the open market are common and make long-term planning difficult." Please revise or advise.

16. We note your disclosure on page 22 regarding the testing of your product formulations in Vietnam in order to obtain government approval and your disclosure on page 23 regarding the testing of your product formulations in Indonesia. With a view towards revised disclosure, please tell us when you expect to obtain such approval, the steps you must accomplish before obtaining approval and the estimated costs of obtaining approval. In addition, please revise to clarify that there is no guarantee that you will obtain approval in Vietnam and Indonesia. In this regard, we note your disclosure that "[you] believe that it will take time to obtain the government approvals and for the potential customers to test the product and confirm new product launches."

17. We note your disclosure on page 23 that the "first commercial application started in August 2012 for the production of approximately 2.5 acres of shrimp under the revenue share model." Please revise to disclose here the country in which this application is occurring.

18. Please provide the basis for your statement that "there is an effort to diversify away from China for high Reb-A production now that high Reb-A leaf production is in global demand."

19. We note your disclosure on page 24 regarding the advantages of diversifying the supply chain of stevia leaf. Please revise to state as a belief.

20. Please revise to clarify what you mean by "embraces arrangements" on page 24.

21. We note your disclosure on page 24 that you engaged specialists that developed "cost-efficient propagation techniques." Please revise to clarify what you mean by "cost-efficient" by providing quantitative information.

22. Please provide the basis for your projections on page 25 or remove such projections.

Tech-New Bio-Technology, page 25

23. We note your disclosure on page 26 that your core strength is farm management and developing technologies for production and post-harvest processes. Please revise to clarify that it is your goal to develop such core strengths as we note your disclosure on page 2 that you are a development stage company.

Our Farm Management Services and Intellectual Property, page 26

24. We note your disclosure on page 26 that you offer consulting and solutions for stevia growers including "methods that are efficient, more cost effective and produce a higher quality plant." However, it appears that you are still developing protocols regarding stevia production. Refer to page 25 of your registration statement. Please revise here and throughout to clearly describe the anticipatory nature of your proposed operations.

25. We note your response to our prior comment 54 that you do not have any licenses. However, this disclosure seems inconsistent with your disclosure on page 26 that "through [your] technology partner, TechNew, [you] have access to TechNew's portfolio of technologies for the extraction and refinement of high purity stevia, as well as their formulas for using stevia extract in feed and fertilizer applications." Please revise or advise.

Commercial Product Alternatives, page 30

26. Please revise to remove the reference to CP Group in the second paragraph of this section, unless you have an executed contract with them.

Directors and Executive Officers, page 34

27. We note your revised disclosure on page 34 regarding Mr. Blankenbaker's business experience. Please revise to disclose the name and principal business of each corporation or other organization in which Mr. Blankenbaker was employed during the past five years, using a month/year format.

Summary Compensation Table, page 35

28. We note your disclosure on page 35 that 3,000,000 of Mr. Blackenbaker's shares are held in escrow. Please revise to disclose here when such shares will be released to Mr. Blackenbaker.

George Blankenbaker
Stevia Corp.
October 26, 2012
Page 6

<u>Certain Relationships and Related Party Transactions and Director Independence, page 37</u>

29. We note your response to our prior comment 70 that Mr. Blackenbaker devotes his full time to your business. However, this statement seems to be inconsistent with your disclosure that he is the managing director of Growers Synergy. Please revise or advise.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        Saxon Peters
        Greenberg Traurig, LLP